

October 23, 2014

Via E-mail
Shira Halperin
President
Caleminder Inc.
5 Beit Meir
Bet Meir
9086500 Israel

> **Re: Caleminder Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed October 7, 2014**
> **File No. 333-197552**

Dear Ms. Halperin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated September 23, 2014

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Existing or Probable Government Regulations, page 25

1.   We note your response to prior comment 4 which indicates that your offering proceeds will be held in the United States, but your operations will be primarily in Israel. Please revise where appropriate to clarify how you will be able to pay your expenses in Israel if your offering proceeds will be located in the United States.

Management's Discussion and Analysis or Plan of Operation, page 26

2.   We note your response to prior comment 5 regarding your most recent cash balance. On June 30, 2014, your cash balance was $15,000, but on October 7, 2014 it rose to $18,000. Please revise to clarify what transactions accounted for this increase in cash. We note, for example, you did not update your related party disclosures related to your founder's loans, there are no additional disclosures of unregistered sales of securities, and it does not appear that you have commenced operations to generate sales, deposits or prepayments for your proposed services.

Loan Agreement, page 34

3.   We note your response to prior comment 7. Please similarly revise the summary of Ms. Halperin's oral agreement to fund your operations included in Exhibit 99.2 to indicate that it is a discretionary commitment that is not legally binding and only covers the costs of your periodic filings and not costs associated with the implementation of your business plan.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Harold Gewerter, Esq.